

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 19, 2017

David M. Sagehorn
Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903

> **Re: Oshkosh Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 22, 2016**
> **File No. 001-31371**

Dear Mr. Sagehorn:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief
                              Office of Transportation and Leisure